January 31, 2022

VIA EDGAR CORRESPONDENCE
Mr. Robert Shapiro
Ms. Theresa Brillant
Office of Trade & Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Barnes & Noble Education, Inc.
Form 10-K for the Fiscal Year Ended May 1, 2021
Filed June 30, 2021
Form 10-Q for the Interim Period Ended October 31, 2021
Filed November 30, 2021
File No. 001-37499

Dear Mr. Shapiro and Ms. Brillant:

Reference is made to your letter dated January 6, 2022. On behalf of Barnes & Noble Education, Inc. (the “Company”), set forth below are the comments from your letter and our corresponding response.

Form 10-K for the Fiscal Year Ended May 1, 2021
Non-GAAP Measures – Adjusted Earnings, Adjusted EBITDA and Free Cash Flow
Adjusted EBITDA by segment, page 43

1.Please reconcile the non-GAAP measure "Adjusted EBITDA by segment" to net loss, the most directly comparable GAAP financial measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. Additionally, please disclose the reasons why management believes the presentation of "Adjusted EBITDA by segment" provides useful information to investors, as well any additional purposes for which the measure is used by management. See Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response:
We will reconcile the non-GAAP measure “Adjusted EBITDA by segment” to net loss, the most directly comparable GAAP financial measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K, and disclose the reasons why management believes the presentation of “Adjusted EBITDA by segment” provides useful information to investors, as well any additional purposes for which the measure is used by management. In future filings, we will replace the Adjusted EBITDA by Segment tables for all periods presented with the following tables and add the underlined language below to our non-GAAP disclosure as follows:

The following is Adjusted EBITDA by segment for Fiscal 2021, Fiscal 2020, and Fiscal 2019.

	52 weeks ended May 1, 2021
Dollars in thousands	Retail	Wholesale	DSS	Corporate Services (a)	Eliminations	Total Fiscal 2021
Net (loss) income	$(154,592)	$14,732	$(8,132)	$16,013	$192	$(131,787)
Add:
Depreciation and amortization expense	39,634	5,461	7,763	109	—	52,967
Interest expense, net	—	—	—	8,087	—	8,087
Income tax benefit	—	—	—	(52,476)	—	(52,476)
Impairment loss (non-cash)	27,630	—	—	—	—	27,630
Merchandise inventory loss and write-off	14,960	—	—	—	—	14,960
Content amortization (non-cash)	745	—	4,289	—	—	5,034
Restructuring and other charges	4,796	(1,595)	571	6,188	—	9,960
Transaction costs	—	—	—	—	—	—
Adjusted EBITDA (non-GAAP)	$(66,827)	$18,598	$4,491	$(22,079)	$192	$(65,625)

	53 weeks ended May 2, 2020
Dollars in thousands	Retail	Wholesale	DSS	Corporate Services (a)	Eliminations	Total Fiscal 2021
Net (loss) income	$(24,445)	$12,909	$(8,529)	$(18,544)	$359	$(38,250)
Add:
Depreciation and amortization expense	47,099	5,963	8,670	128	—	61,860
Interest expense, net	—	—	—	7,445	—	7,445
Income tax benefit	—	—	—	(11,978)	—	(11,978)
Impairment loss (non-cash)	433	—	—	—	—	433
Merchandise inventory loss and write-off	—	—	—	—	—	—
Content amortization (non-cash)	814	—	3,268	—	—	4,082
Restructuring and other charges	12,326	2,695	—	3,546	—	18,567
Transaction costs	—	—	—	—	—	—
Adjusted EBITDA (non-GAAP)	$36,227	$21,567	$3,409	$(19,403)	$359	$42,159

	52 weeks ended April 27, 2019
Dollars in thousands	Retail	Wholesale	DSS	Corporate Services (a)	Eliminations	Total Fiscal 2021
Net income (loss)	$3,752	$(2,131)	$(3,345)	$(22,184)	$(466)	$(24,374)
Add:
Depreciation and amortization expense	51,728	6,014	7,974	149	—	65,865
Interest expense, net	—	—	—	9,780	—	9,780
Income tax benefit	—	—	—	(13,060)	—	(13,060)
Impairment loss (non-cash)	29,004	28,744	—	—	—	57,748
Merchandise inventory loss and write-off	—	—	—	—	—	—
Content amortization (non-cash)	453	—	643	—	—	1,096
Restructuring and other charges	4,157	2,274	397	405	—	7,233
Transaction costs	—	117	500	37	—	654
Adjusted EBITDA (non-GAAP)	$89,094	$35,018	$6,169	$(24,873)	$(466)	$104,942
(a)    Interest expense is reflected in Corporate Services as it is primarily related to our Credit Agreement which funds our operating and financing needs across the organization. Income taxes are reflected in Corporate Services as we record our income tax provision on a consolidated basis.

Non-GAAP Measures - Adjusted Earnings, Adjusted EBITDA, Adjusted EBITDA by Segment, and Free Cash Flow
To supplement our results prepared in accordance with generally accepted accounting principles (“GAAP”), we use the measure of Adjusted Earnings, Adjusted EBITDA, Adjusted EBITDA by Segment, and Free Cash Flow, which are non-GAAP financial measures under Securities and Exchange Commission (the “SEC”) regulations. We define Adjusted Earnings as net income (loss) adjusted for certain reconciling items that are subtracted from or added to net income (loss). We define Adjusted EBITDA as net income (loss) plus (1) depreciation and amortization; (2) interest expense and (3) income taxes, (4) as adjusted for items that are subtracted from or added to net income (loss). We define Free Cash Flow as ~~Adjusted EBITDA~~ Cash Flows from Operating Activities less capital expenditures, cash interest and cash taxes.
To properly and prudently evaluate our business, we encourage you to review our consolidated financial statements included elsewhere in this Form 10-K, the reconciliation of Adjusted Earnings to net income (loss), the reconciliation of consolidated Adjusted EBITDA to consolidated net income (loss), and the reconciliation of Adjusted EBITDA by Segment to net income (loss) by segment, the most directly comparable financial measure presented in accordance with GAAP, set forth in the tables below. All of the items included in the reconciliations below are either (i) non-cash items or (ii) items that management does not consider in assessing our on-going operating performance.
These non-GAAP financial measures are not intended as substitutes for and should not be considered superior to measures of financial performance prepared in accordance with GAAP. In addition, our use of these non-GAAP financial measures may be different from similarly named measures used by other companies, limiting their usefulness for comparison purposes.
We review these non-GAAP financial measures as internal measures to evaluate our performance at a consolidated level and at a segment level and manage our operations. We believe that these measures are useful performance measures which are used by us to facilitate a comparison of our on-going operating performance on a consistent basis from period-to-period. We believe that these non-GAAP financial measures provide for a more complete understanding of factors and trends affecting our business than measures under GAAP can provide alone, as they exclude certain items that management believes do not reflect the ordinary ~~earnings~~ performance of our operations in a particular period. Our Board of Directors and management also use Adjusted EBITDA and Adjusted EBITDA by Segment, at a consolidated level and at a segment level, as one of the primary methods for planning and forecasting ~~overall~~ expected performance, for evaluating on a quarterly and annual basis actual results against such expectations, and as a measure for performance incentive plans. Management also uses Adjusted EBITDA by Segment to determine segment capital allocations. We believe that the inclusion of Adjusted Earnings, ~~and~~ Adjusted EBITDA, and Adjusted EBITDA by Segment results provides investors useful and important information regarding our operating results, in a manner that is consistent with management’s evaluation of business performance. We believe that Free Cash Flow provides useful additional information concerning cash flow available to meet future debt service obligations and working capital requirements and assists investors in their understanding of our operating profitability and liquidity as we manage the business to maximize margin and cash flow.

Free Cash Flow (non-GAAP), page 44

2.Please reconcile the non-GAAP measure “Free Cash Flow” to the GAAP liquidity measure cash flows from operating activities pursuant to Items 10(e)(1)(i)(A) and (B) of Regulation S-K and the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, Question 102.07.

Response:
We will reconcile the non-GAAP measure “Free Cash Flow” to the GAAP liquidity measure cash flows from operating activities pursuant to Items 10(e)(1)(i)(A) and (B) of Regulation S-K and the Compliance and

Disclosure Interpretation on Non-GAAP Financial Measures, Question 102.07. In future filings, we will replace the Free Cash Flow table with the following table and update the definition of Free Cash Flow in our non-GAAP disclosure to “Net Cash Flows from Operating Activities less capital expenditures, cash interest and cash taxes.”
Free Cash Flow (non-GAAP)

Dollars in thousands	52 weeks ended May 1, 2021	53 weeks ended May 2, 2020	52 weeks ended April 27, 2019
Net cash flows provided by (used in) operating activities	$32,882	$(8,676)	$121,791
Less:
Capital expenditures	37,223	36,192	46,420
Cash interest	6,778	6,796	8,589
Cash taxes	6,008	(4,141)	10,277
Free Cash Flow (non-GAAP)	$(17,127)	$(47,523)	$56,505

Consolidated Statements of Operations, page 57
3.Please revise your description of the cost of sales line item to disclose it is exclusive of depreciation shown separately below. See SAB Topic 11:B.

Response:
In future filings, we will revise our description of the cost of sales line item to disclose it is exclusive of depreciation and amortization as highlighted in the disclosure below:
BARNES & NOBLE EDUCATION, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except per share data)

	52 weeks ended May 1, 2021	53 weeks ended May 2, 2020	52 weeks ended April 27, 2019
Sales:
Product sales and other	$1,299,740	$1,671,200	$1,838,760
Rental income	134,150	179,863	195,883
Total sales	1,433,890	1,851,063	2,034,643
Cost of sales (exclusive of depreciation and amortization expense):
Product and other cost of sales	1,093,989	1,303,702	1,395,339
Rental cost of sales	87,240	104,812	111,578
Total cost of sales	1,181,229	1,408,514	1,506,917
Gross profit	252,661	442,549	527,726
Selling and administrative expenses	338,280	404,472	423,880
Depreciation and amortization expense	52,967	61,860	65,865
Impairment loss (non-cash)	27,630	433	57,748
Restructuring and other charges	9,960	18,567	7,233
Transaction costs	—	—	654
Operating loss	(176,176)	(42,783)	(27,654)
Interest expense, net	8,087	7,445	9,780
Loss before income taxes	(184,263)	(50,228)	(37,434)
Income tax benefit	(52,476)	(11,978)	(13,060)
Net loss	$(131,787)	$(38,250)	$(24,374)

Form 10-Q for the Interim Period Ended October 30, 2021
Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

4.Please tell us your consideration of identifying “Retail Gross Comparable Store Sales” as a metric pursuant to SEC Release 33-10751.

Response:
We have identified “Retail Gross Comparable Store Sales” as a key performance indicator that the Company believes is necessary to an understanding of its results of operations. This metric is a key performance indicator that management uses to manage the business and to communicate performance to investors. We believe this metric is common within the retail industry and that a reasonable investor would consider the information important in deciding how to make an investment decision.
Additionally, we have considered the expected disclosures related to metrics pursuant to SEC Release 33-10751 as outlined below:
• A clear definition of the metric and how it is calculated;
• A statement indicating the reasons why the metric provides useful information to investors; and
• A statement indicating how management uses the metric in managing or monitoring the performance of the business.

In future filings, we will modify the disclosure as follows:
To supplement the Total Sales table presented above, the Company uses Retail Gross Comparable Store Sales as a key performance indicator. Retail Gross Comparable Store Sales includes sales from physical and virtual stores that have been open for an entire fiscal year period and does not include sales from permanently closed stores for all periods presented. For Retail Gross Comparable Store Sales, sales for logo and emblematic general merchandise fulfilled by FLC, Fanatics and digital agency sales are included on a gross basis for consistent year-over-year comparison.
Effective April 4, 2021, as contemplated by the FLC Partnership's merchandising agreement and e-commerce agreement, we began to transition the fulfillment of logo and emblematic general merchandise sales to FLC and Fanatics. As the logo and emblematic general merchandise sales are fulfilled by FLC and Fanatics, we recognize commission revenue earned for these sales on a net basis in our condensed consolidated financial statements, as compared to the recognition of logo and emblematic sales on a gross basis in the periods prior to April 4, 2021.
We believe the current Retail Gross Comparable Store Sales calculation method reflects management’s view that such comparable store sales are an important measure of the growth in sales when evaluating how established stores have performed over time. We present this metric as additional useful information about the Company’s operational and financial performance and to allow greater transparency with respect to important metrics used by management for operating and financial decision-making. Retail Gross Comparable Store Sales are also referred to as "same-store" sales by others within the retail industry and the method of calculating comparable store sales varies across the retail industry. As a result, our calculation of comparable store sales is not necessarily comparable to similarly titled measures reported by other companies and is intended only as supplemental information and is not a substitute for net sales presented in accordance with GAAP.

5.We note the growth in the number of colleges and universities participating in your First Day all-inclusive programs and the increase in revenue from First Day programs of 80% to $96 million in the interim period ended October 30, 2021. To the extent material, please explain and disclose the impact of the First Day programs on your results of operations, including revenues and gross margins, and on liquidity from the preceding period or quarter. Comply with this comment in future interim and annual filings. Refer to Item 303(c) of Regulation S-K.

Response:

We have referred to Item 303(c) of Regulation S-K and believe we have provided a management's discussion and analysis of the financial condition and results of operations so as to enable the reader to assess material changes in financial condition and results of operations for the interim period ended October 30, 2021. The table below sets forth sales from our First Day programs as a percentage of Retail Segment sales and Consolidated sales.

	26 weeks ended Oct. 30, 2021	26 weeks ended Oct. 31, 2020	52 weeks ended May 1, 2021	53 weeks ended May 2, 2020
First Day Sales (in millions)	$96.1	$53.4	$120.5	$62.3
% of Retail Segment Sales	12%	7%	9%	4%
% of Total Consolidated Sales	11%	7%	8%	3%
Since the inception of our First Day inclusive access programs through the interim period ended October 30, 2021, First Day sales have not been material. The gross margin percentage associated with such sales has also not had a material impact on our overall change in gross margin percentage on a comparable basis. The First Day gross margin percentages are consistent with consolidated course materials gross margin percentages, both of which vary depending on the overall mix of physical and digital products.
However, we do expect the sales to be material in the future and we believe that an understanding of our First Day inclusive access programs is beneficial to investors to further demonstrate the Company’s strategy to offset historical trends of declining course material revenues from non-inclusive access models that relied on individual student marketing and sales. Accordingly, in future filings, we will add additional disclosure to the extent material changes are identified as a result of our First Day inclusive access programs.
In future filings, within the Management’s Discussion and Analysis of Financial Condition and Results of Operations - Overview section, we will add a discussion of the First Day programs as follows:
First Day Inclusive Access Programs
We provide product and service offerings designed to address the most pressing issues in higher education, including equitable access, enhanced convenience and improved affordability through innovative course material delivery models designed to drive improved student experiences and outcomes. We offer our BNC First Day® inclusive access programs, consisting of First Day and First Day Complete, in which course materials, including both physical and digital content, are offered at a reduced price through a course fee or included in tuition, and delivered to students on or before the first day of class.
•Through First Day, digital course materials are adopted by a faculty member for a single course, and students receive their materials through their learning management system.
•First Day Complete is adopted by an institution and includes all classes, providing students both physical and digital materials. The First Day Complete model drives substantially greater unit sell-through for the bookstore.
Offering courseware sales through our inclusive access First Day and First Day Complete models is a key and increasingly important strategic initiative of ours to meet the market demands of substantially reduced pricing to students, as well as the opportunity to improve student outcomes, while, at the same time, increasing our market share, revenue and relative gross profits of courseware sales given the higher volumes of units sold in such models as compared to historical sales models that rely on individual student marketing and sales. These programs allow us to ultimately reverse historical long-term trends in courseware revenue declines.
In future filings, within our Liquidity and Capital Resources section, we will include a further discussion of the timing of cash collection related to First Day sales as follows:
Liquidity and Capital Resources - Sources and Uses of Cash Flow - Cash Flow from Operating Activities
Our business is highly seasonal. For our retail operations, cash flows from operating activities are typically a source of cash in the second and third fiscal quarters, when students generally purchase and rent textbooks and other course materials for the upcoming semesters based on the typical academic semester. When a school adopts our First Day inclusive access offerings, cash collection from the school generally occurs after the student drop/add dates, which is later in the working capital cycle, as compared to direct-to-student point-of-sale transactions where cash is generally collected during the point-of-sale transaction or within a few days from the credit card processor. For our wholesale operations, cash flows from operating activities are typically a source of cash in the second and fourth fiscal quarters, as payments are received from the summer and winter selling season when they sell textbooks and other course materials for retail distribution. For both retail and wholesale, cash flows from operating activities are typically a use of cash in the fourth fiscal quarter, when sales volumes are materially lower than the other quarters. For our DSS segment, cash flows are not seasonal as cash flows from operating activities are typically consistent throughout the year. Our quarterly cash flows also may fluctuate depending on the timing of the start of the various school’s semesters, as well as shifts in our fiscal calendar dates. These shifts in timing may affect the comparability of our results across periods.
To the extent a material change in our financial condition and results of operations are identified resulting from the increase in First Day inclusive access programs, we will update our disclosures accordingly in future filings. Using the disclosure from our Form 10-Q for the Interim Period Ended October 30, 2021 as an example, we would expand the disclosure with the following specific First Day language:
Results of Operations - Sales - Retail
Product and other sales are impacted by comparable store sales (as noted in the chart below), new store openings and store closings, as well as the impact from the COVID-19 pandemic. Comparable textbook sales remained essentially flat, as compared to a 19% decline a year ago, as enrollment declines were mitigated by the growth of First Day (our inclusive access program). ~~Revenue for First Day programs grew 80% to $96 million during the quarter.~~ For the 2021 Fall term, First Day Complete was offered through 65 campus bookstores compared to 12 campus bookstores in the prior year, at schools with approximately 295,000 in total undergraduate enrollment, up from 43,000 students last fall. Year-over-year, revenue for both of our First Day models increased to $96.1 million during the second quarter of Fiscal 2022, as compared to $53.4 million in the prior year period. Comparable general merchandise sales increased 78.3%, as compared to a 52.0% decline a year ago, benefiting greatly from the return to an on campus learning experience and the resumption of many activities and events. Sales for general merchandise, including on-campus cafe and convenience products, and trade merchandise have increased compared to the prior year, when sales were impacted by the temporary store closings due to the COVID-19 pandemic, as well as the impact of fewer students returning to campus, as many schools implemented a remote learning model and curtailed on-campus classes and activities.
__________________________________________________________________________________________
The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me directly at 908.991.2966.

Sincerely,
/s/ Thomas D. Donohue

Thomas D. Donohue
Chief Financial Officer

cc:
Michael P. Huseby
Michael C. Miller
Seema C. Paul
Suzanne Hanselman, BakerHostetler